PostRock Energy Corporation
210 Park Avenue, Suite 2750
Oklahoma City, Oklahoma 73102
February 3, 2010
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (Registration No. 333-162366)
Ladies and Gentlemen:
     PostRock Energy Corporation (the “Registrant”) hereby requests that, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-4 (Registration No. 333-162366) be accelerated so that the Registration Statement will become effective on Friday, February 5, 2010, at 3:00 p.m., Eastern time, or as soon thereafter as practicable.
     In connection with making this request, the Registrant acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, PostRock Energy Corporation
By:	/s/ David C. Lawler
David C. Lawler
President and Chief Executive Officer